UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2022
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated November 30, 2022, that the Company has entered into a further waiver extension and amendment request letter with respect to certain provisions of the facility agreement, dated as of November 20, 2018, as amended, restated, supplemented and otherwise modified, including by waiver and amendment request letters, by and among the Company, as borrower, Bank of China Limited, Macau Branch, as agent, and the arrangers and lenders from time to time party thereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated November 30, 2022, entitled “Voluntary Announcement – Entry into the Fourth Waiver Letter to the Facility Agreement.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: November 30, 2022	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary